FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 7, 2013

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM  ISRAEL ANNOUNCES PRELIMINARY RESULTS
FOR THE FOURTH QUARTER OF 2012

NETANYA, Israel, February 7, 2013 – Cellcom Israel Ltd. (NYSE: CEL) (the “Company”) announced today its preliminary (unaudited) results for the fourth quarter of 2012. The Company provides its preliminary results at the request of its controlling shareholder. The expected results are presented below. The expected results reflect the previously reported trends, including the heightened competition and material price erosion, as well as the Company's efficiency measures.  These trends are expected to further adversely affect the Company's results of operations in Q1/2013 compared to Q4/2012. The Company will continue to implement efficiency measures in an effort to mitigate such effects. The Company will publish its 2012 annual report and full and final financial results for the full year 2012 (audited) and for the fourth quarter 2012 at the beginning of March 2013.

Q4/2012 preliminary results (in NIS millions)
Revenues	1,370-1,390
Revenues from services	1,040-1,050
Net income	100-115
EBITDA*	360-375
FCF**	288
*EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization and share based payments. This is an accepted measure in the communications industry.
**Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits.
For additional details regarding the Company's usage of non-IFRS financial measures see the Company's current report  on the Company's results of operations in the third quarter 2012, on Form 6-K  filed on  November 13, 2012, under the same title.

Forward looking statements

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the Company's expected results for Q4/2012 and expectations as to trends in 2013, are subject to uncertainties and assumptions. In particular, the Q4/2012 final results of operations are currently still in the processing stage, and are subject to completion and their audit by our independent auditors and any unexpected events which might effect such results, and could change. Our results for 2013 are subject to the risks identified in our most recent annual report on Form 20-F filed on March 7, 2012, under Item 3.D. "Risk Factors" and any unexpected events which might effect such results. These factors could lead to materially different results than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.338 million subscribers (as at September 30, 2012) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	February 7, 2013	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel